Exhibit A

Supplement No. 1 to Offer to Purchase

Delaware Wilshire Private Markets Fund

Regular Mail

Delaware Wilshire Private Markets Fund

c/o SS&C Global Investor and Distribution Solutions, Inc.

P.O. Box 219914

Kansas City, MO 64121

Offer to Purchase Shares

Dated March 28, 2024

Letters of Transmittal Tendering Shares

Must Be Received by

Delaware Wilshire Private Markets Fund by

4:00 p.m., Eastern Time, on April 30, 2024

Withdrawal Rights Will Expire at

4:00 p.m., Eastern Time, on April 30, 2024,

Unless the Offer is Extended

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To the Shareholders of Delaware Wilshire Private Markets Fund:

This Supplement No. 1 (this “Supplement”) hereby supplements and amends the information previously provided in the Offer to Purchase, dated February 28, 2024 (the “Original Offer to Purchase” and, together with this Supplement, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related form of Letter of Transmittal of Delaware Wilshire Private Markets Fund (the “Fund”). This Supplement should be read in conjunction with the Original Offer to Purchase. To the extent there are any conflicts between the information in this Supplement and the information in the Original Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Offer to Purchase.

The Fund has determined to extend the Notice Date, Tender Withdrawal Date and Valuation Date from 4:00 p.m., Eastern Time, on March 28, 2024 to 4:00 p.m., Eastern Time, on April 30, 2024. Therefore, the Original Offer to Purchase is hereby amended and supplemented to replace all references to a Notice Date, Tender Withdrawal Date and Valuation Date of 4:00 p.m., Eastern Time on March 28, 2024 with references to a Notice Date, Withdrawal Date and Valuation Date of 4:00 p.m., Eastern Time, on April 30, 2024.

As discussed in the Original Offer to Purchase, the Offer is being made to provide liquidity to shareholders ahead of a transaction (the “Transaction”) whereby the Fund’s existing investment adviser will be replaced by the Fund’s investment sub-adviser, subject to shareholder approval and certain conditions, and the existing investment adviser’s seed capital will be withdrawn from the Fund and replaced by new subscription money. In light of the Fund’s determination to extend the Notice Date, Tender Withdrawal Date and Valuation Date from 4:00 p.m., Eastern Time, on March 28, 2024 to 4:00 p.m., Eastern Time, on April 30, 2024, the Transaction among the Fund’s investment adviser, the Fund’s investment sub-adviser and the separate registered investment adviser is now expected to close on April 30, 2024.

Except for the foregoing amendments, all other terms of the Offer, as described in the Original Offer to Purchase and related Form of Letter of Transmittal, remain the same. Shareholders who have previously tendered (and not withdrawn) their Shares are not required to take any further action as a result of this extension of the Notice Date, Withdrawal Date and Valuation Date. If you are not interested in selling your Shares at this time, no action is necessary.

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